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Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

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Company Office of International Corporate Finance
Securities and Exchange Commission

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From Corporate Communications

Fax number + 1 202 7729207

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call 21

Date April 18, 2006 Reference

Subject

ID # 82-1306

dlw 4/19

For more information please contact:
Corporate Communications Phone: +31 (0)30 29 88 831 E-mail corporate.communications@wessanen.com
Investor Relations Phone: +31 (0)30 29 88 803 E-mail investor.relations@wessanen.com

Royal Wessanen nv

Press release **April 18, 2006**

Richard Lane new CEO Wessanen North America

Royal Wessanen nv announces today that Richard Lane will become President and Chief Executive Officer of its North American activities. He will succeed Alec Covington, who has accepted the position of CEO of Nash Finch Company, a leading food distribution company based in the U.S.

Richard Lane has extensive international and U.S. experience in food sales and distribution. Spanning a career of over 30 years, he has worked for such companies as Frito-Lay, PepsiCo Food Systems, Ameriserve and Supervalu in various leadership positions. His extensive background includes snack food distribution, food service distribution and retail grocery distribution. Currently, he is President of Supervalu's Eastern Region where he leads a wholesale distribution organization supplying USD 2.7 billion in refrigerated, frozen and ambient temperature products to 700 retail outlets. During his career he has consistently demonstrated the ability to implement strategies for increased revenue, reduced operating expense and improved customer service.

Alec Covington has successfully managed the turnaround of Tree of Life over the past years. He transformed the company from a loss-making operation into a lean, efficient and competitive company. He was rewarded for this performance by the opportunity to become CEO of one of America's Fortune 500 companies.

Ad Veenhof, Wessanen CEO, comments: "I knew that someone with Alec Covington's competencies and experience would leave Wessanen at some point and that this could happen after having completed the turnaround at Tree of Life. The job that he has been offered is clearly related to his success in getting Tree of Life back on track, and I would like to congratulate him with this fantastic next step in his career.

As a successor for Alec, we searched for a CEO with outstanding sales and marketing experience in food retail and distribution to help drive our top line growth. Therefore, I am very happy that Richard has agreed to join our organization. He has an impressive record of managing growth. At Supervalu, he increased sales while implementing numerous distribution initiatives to lower operating costs. He is a driven and energetic leader that fits perfectly with the Tree of Life team in North America."

Executive Board
Supervisory Board
Royal Wessanen nv

More information: a press and analyst conference call is scheduled for Tuesday April 18 at 16h00 CET. The contact details for the conference are: The Netherlands: + 31 (0)20 794 8181 / USA: + 1 480 293 1741.